Via Facsimile and U.S. Mail
Mail Stop 4720

June 3, 2010

Mr. Wilson Kin Cheung
Chief Executive Officer
Beijing Century Health Medical, Inc.
11/F, Tower A, Soho New Town
No. 88 Jianguo Road, Chaoyang District
Beijing, China 100022

> **Re: Item 4.02 Form 8-K**
> **Filed May 10, 2010**
> **File No. 000-51817**

Dear Mr. Cheung:

We have reviewed your June 1, 2010 response to our May 11, 2010 letter and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or revisions are unnecessary.

Item 4.02 Form 8-K

1. You disclose in the second paragraph of the Item 4.02 Form 8-K filed May 10, 2010 that "the filing of any amendments to annual or quarterly reports shall not be deemed to be an admission that the original filings, when made, included any untrue statements of material fact or omitted to state a material fact necessary to make a statement contained therein not misleading." Please revise the statement to say that you do not admit by the filing of the restatement that the original filings were false and misleading and that this would be decided by a court of competent jurisdiction.

As appropriate, please amend your filing and respond to our comment within five business days or tell us when you will provide us with a response. Please furnish your letter on EDGAR under the form type label CORRESP.

If you have any questions, please do not hesitate to call me at (202) 551-3648.

Sincerely,

Dana M. Hartz
Staff Accountant